SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of March 4, 2004

KLM ROYAL DUTCH AIRLINES
(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   X    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   X

TRAFFIC AND CAPACITY STATISTICS — FEBRUARY 2004
SIGNATURES

04/013

TRAFFIC AND CAPACITY STATISTICS — FEBRUARY 2004

# Passenger load factor increased by 3.2 percentage points to 80.4 percent
# Intercontinental business class traffic increased 7 percent
# Cargo load factor increased by 2 percentage points to 75.5 percent
# Cargo traffic on Asia/Pacific increased 32 percent on introduction of third B747-400ERF

Please note that capacity and traffic figures are positively influenced by approximately 3.5% in comparison with February 2003, because calendar year 2004 is a leap year.

Passenger Traffic

February passenger traffic increased by 5 percent, whereas capacity was at the same level as last year. As a result, passenger load factor improved by 3.2 percentage points to 80.4 percent. Intercontinental business class traffic increased by 7 percent (on 3 percent higher capacity).

European traffic was 6 percent above last year’s level on 3 percent higher capacity, reflecting the initial results of the successful price actions on this route area. Load factor increased by 1.5 percent to 71.6 percent.

Traffic on the African routes increased by 16 percent year-on-year. As capacity was up 13 percent, load factor improved 2.3 percentage points to 84.0 percent. Especially the deployment of the Boeing 777-200ER on Nairobi (Kenya) and Capetown (South Africa) contributed to this strong performance.

Traffic on the Central and South Atlantic route area increased 7 percent on 1 percent lower capacity. Load factor increased 6.9 percentage points to 87.2 percent. The improved performance on this route area is because of network optimization and an increase in demand.

The strong improvement in load factor on the North Atlantic and the Middle East/South Asia route area in part relates to the lower traffic numbers of last year when tension in the Middle East was increasing.

Cargo Traffic

In February, cargo traffic increased by 11 percent compared to last year on 8 percent higher capacity, helped by the introduction of the third B747-400ER Freighter. Cargo load factor improved by 2.0 percentage points to 75.5 percent.

Performance on the Asia Pacific routes continued to show a significant year-on-year improvement with traffic up 32 percent on 24 percent higher capacity mainly because of the third freighter. Load factor on this route area increased by 4.8 percentage points to 85.3 percent.

On the North Atlantic traffic and capacity decreased by 7 percent. This resulted in a load factor of 74.3 percent, which is virtually at the same level as last year.

Cargo traffic outbound Europe continues to be under pressure.

Amstelveen, March 3, 2004

	Month of February			Year to date

	2004	2003	change (%)	2003/04	2002/03	change (%)

Revenue passenger km (RPK) (in millions)
Europe	724	687	6%	9,345	9,391	0%
North Atlantic	1,009	1,085	(7)%	12,849	13,881	(7)%
Central and South Atlantic	701	654	7%	7,877	7,695	2%
Asia / Pacific	1,084	1,029	5%	11,226	12,277	(9)%
Middle East / South Asia	377	334	13%	4,363	4,414	(1)%
Africa	692	599	16%	6,952	6,960	0%
Total	4,588	4,387	5%	52,612	54,617	(4)%

Available seat km (ASK) (in millions)
Europe	1,012	979	3%	12,462	12,598	(1)%
North Atlantic	1,271	1,474	(14)%	14,919	16,759	(11)%
Central and South Atlantic	804	815	(1)%	10,070	10,099	0%
Asia / Pacific	1,306	1,224	7%	14,029	14,592	(4)%
Middle East / South Asia	491	461	7%	5,554	5,943	(7)%
Africa	824	732	13%	8,793	8,607	2%
Total	5,708	5,685	0%	65,827	68,599	(4)%

Passenger load factor (%)
Europe	71.6	70.1	1.5 pts	75.0	74.5	0.5 pts
North Atlantic	79.4	73.6	5.8 pts	86.1	82.8	3.3 pts
Central and South Atlantic	87.2	80.3	6.9 pts	78.2	76.2	2.0 pts
Asia / Pacific	83.0	84.1	(1.1)pts	80.0	84.1	(4.1)pts
Middle East / South Asia	76.8	72.4	4.4 pts	78.6	74.3	4.3 pts
Africa	84.0	81.7	2.3 pts	79.1	80.9	(1.8)pts
Total	80.4	77.2	3.2 pts	79.9	79.6	0.3 pts
Revenue freight ton-km (RFTK) (in millions)
Europe	3	4	(29)%	36	54	(33)%
North Atlantic	85	91	(7)%	914	927	(1)%
Central and South Atlantic	35	38	(8)%	384	406	(5)%
Asia / Pacific	207	158	32%	2,086	1,864	12%
Middle East / South Asia	15	20	(23)%	235	254	(8)%
Africa	33	29	14%	313	309	1%
Total	379	340	11%	3,968	3,815	4%

Available freight ton-km (AFTK) (in millions)
Europe	21	22	(6)%	254	272	(7)%
North Atlantic	114	123	(7)%	1,291	1,317	(2)%
Central and South Atlantic	50	53	(5)%	622	661	(6)%
Asia / Pacific	243	196	24%	2,476	2,254	10%
Middle East / South Asia	25	29	(11)%	359	367	(2)%
Africa	49	41	20%	478	468	2%
Total	502	463	8%	5,480	5,340	3%

Cargo load factor (%)
Europe	14.7	19.4	(4.7)pts	14.4	19.9	(5.5)pts
North Atlantic	74.3	74.0	0.3 pts	70.8	70.4	0.4 pts
Central and South Atlantic	71.0	73.0	(2.0) pts	61.7	61.4	0.3 pts
Asia / Pacific	85.3	80.5	4.8 pts	84.3	82.7	1.6 pts
Middle East / South Asia	60.7	69.9	(9.2)pts	65.3	69.2	(3.9)pts
Africa	66.9	70.3	(3.4)pts	65.5	66.0	(0.5)pts
Total	75.5	73.5	2.0 pts	72.4	71.4	1.0 pts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: March 4, 2004	By	/s/ R.A. Ruijter

	Name	: R.A. Ruijter
	Title	: Managing Director & CFO

	By	/s/ C. van Woudenberg

	Name	: C. van Woudenberg
	Title	: Managing Director & CHO